UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Exar Corporation

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

MaxLinear, Inc.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu, Ph. D

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

(858) 350-2300

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$681,441,931.40	$78,979.12

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, at a purchase price of $13.00 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: 51,476,565 issued and outstanding Shares, multiplied by $13.00 per share; (ii) 2,053,146 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $13.00 per Share, multiplied by $4.90 per Share (which is the difference between $13.00 and $8.10, the weighted average exercise price of such options that have an exercise price that is less than $13.00 per Share); and (iii) 168,167 Shares subject to restricted stock units that are expected to become vested in connection with the transaction, multiplied by $13.00 per Share, which is the offer price per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the transaction valuation by 0.00011590.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $78,979.12	☐ Not applicable	Filing parties: MaxLinear, Inc. and Eagle Acquisition Corporation	☐ Not applicable
Form or Registration No.: Schedule TO-T	☐ Not applicable	Date filed: April 13, 2017	☐ Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the following box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission on April 13, 2017 (which, together with Amendment No. 1, filed April 24, 2017, this Amendment and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”), related to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“Parent” or “MaxLinear”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Exar Corporation, a Delaware corporation (the “Company” or “Exar”), at a price of $13.00 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated April 13, 2017 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO and exhibits thereto remain unchanged and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

ITEM 9.	SOURCE AND AMOUNT OF FUNDS.

Section 15—“Certain Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph at the end of Section 15:

“On May 4, 2017, the Marketing Period terminated, satisfying the condition to the Offer requiring that the Marketing Period shall have been completed. The Offer remains subject to other customary conditions set forth in this Section 15—‘Certain Conditions to the Offer’ of this Offer to Purchase.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EAGLE ACQUISITION CORPORATION

By:	/s/ Adam Spice
Name:	Adam Spice
Title:	Secretary and Treasurer

MAXLINEAR, INC.

By:	/s/ Adam Spice
Name:	Adam Spice
Title:	Chief Financial Officer

Dated: May 5, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2017*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Notice of Guaranteed Delivery*

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 13, 2017*

(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among MaxLinear, Inc., Eagle Acquisition Corporation and certain stockholders thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)*

(a)(2)(C)	Form of Support Agreement, dated March 28, 2017 by and among MaxLinear, Inc., Eagle Acquisition Corporation, and Simcoe Capital Management, LLC and certain other stockholders thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(A)	Joint Press Release of MaxLinear, Inc. and Exar Corporation, dated March 29, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(B)	Investor Presentation, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 29, 2017)*

(a)(5)(C)	Transcript of Investor Conference Call, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 30, 2017)*

(b)(1)	Debt Commitment Letter by and among MaxLinear, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, and Deutsche Bank Securities Inc., dated as of March 28, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 31, 2017)*

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Exar Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)*

(d)(2)	Confidentiality Agreement, dated November 21, 2016, between Exar Corporation and MaxLinear, Inc.*

(d)(3)	Exclusivity Agreement, dated February 19, 2017, between Exar Corporation and MaxLinear, Inc.*

(g)	None

(h)	None

*Previously filed

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